UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     ) *

MOVELLA HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

62459N 105

(CUSIP Number)

February 10, 2023

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

SCHEDULE 13G
CUSIP No. 62459N 105		Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,110,809
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,110,809

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,110,809 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1% (2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

All of the shares of common stock, par value $0.00001 per share (the “Common Stock”), of Movella Holdings Inc. (f/k/a Pathfinder Acquisition Corporation) (the “Issuer”) to which this Schedule 13G relates were acquired by the reporting person pursuant to a Business Combination Agreement, dated October 3, 2022 (the “Business Combination Agreement”), by and among the Issuer, Motion Merger Sub, Inc., a wholly-owned subsidiary of the Issuer, and Movella Inc. The transactions under the Business Combination Agreement closed on February 10, 2023.

(2)

Based on 50,877,511 shares of Common Stock outstanding as of February 10, 2023, according to the Form 8-K (File No. 001-40074) filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on February 13, 2023. The number of outstanding shares of Common Stock does not give effect to the exercise of outstanding warrants.

SCHEDULE 13G
CUSIP No. 62459N 105		Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS GIC Asset Management Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,110,809
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,110,809

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,110,809 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1% (2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

All of the shares of Common Stock to which this Schedule 13G relates were acquired by the reporting person pursuant to a Business Combination Agreement. The transactions under the Business Combination Agreement closed on February 10, 2023.

(2)

Based on 50,877,511 shares of Common Stock outstanding as of February 10, 2023, according to the Form 8-K (File No. 001-40074) filed by the Issuer with the SEC on February 13, 2023. The number of outstanding shares of Common Stock does not give effect to the exercise of outstanding warrants.

SCHEDULE 13G
CUSIP No. 62459N 105		Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Gamnat Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,110,809
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,110,809

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,110,809 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1% (2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

All of the shares of Common Stock to which this Schedule 13G relates were acquired by the reporting person pursuant to a Business Combination Agreement. The transactions under the Business Combination Agreement closed on February 10, 2023.

(2)

Based on 50,877,511 shares of Common Stock outstanding as of February 10, 2023, according to the Form 8-K (File No. 001-40074) filed by the Issuer with the SEC on February 13, 2023. The number of outstanding shares of Common Stock does not give effect to the exercise of outstanding warrants.

SCHEDULE 13G
CUSIP No. 62459N 105		Page 5 of 9 Pages

Item 1(a) Name of Issuer

Movella Holdings Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices

Movella Inc.

Suite 110, 3535 Executive Terminal Drive

Henderson, Nevada 89052

Item 2(a) Name of Persons Filing

GIC Private Limited

GIC Asset Management Pte. Ltd.

Gamnat Pte. Ltd

Item 2(b) Address of Principal Business Office or, if none, Residence

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c) Citizenship

GIC Private Limited – Republic of Singapore

GIC Asset Management Pte. Ltd. – Republic of Singapore

Gamnat Pte. Ltd – Republic of Singapore

Item 2(d) Title of Class of Securities

Common Stock, par value $0.00001 per share

Item 2(e) CUSIP Number

62459N 105

Item 3 If this statement is filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4 Ownership

Ownership information with respect to GIC Private Limited (“GIC”), GIC Asset Management Pte. Ltd (“GAM”) and Gamnat Pte. Ltd. (“Gamnat”) is incorporated by reference to items (5) through (9) and (11) on the cover page for each entity.

Gamnat shares the power to vote and the power to dispose of all of the shares of Common Stock held directly by it with GAM and GIC. Gamnat is managed by GAM. GAM is wholly owned by GIC and is the public equity investment arm of GIC.

SCHEDULE 13G
CUSIP No. 62459N 105		Page 6 of 9 Pages

GIC is a fund manager and only has two clients – the Government of Singapore (“GoS”) and Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.

GIC is wholly-owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares.

Item 5 Ownership of Five Percent or Less of a Class

Not applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
CUSIP No. 62459N 105		Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as dated below.

GIC PRIVATE LIMITED

Dated: February 17, 2023	By:	/s/ Loh Sze Ling
Name: Loh Sze Ling
Title: Managing Director

Dated: February 16, 2023	By:	/s/ Toh Tze Meng
Name: Toh Tze Meng
Title: Senior Vice President

GIC ASSET MANAGEMENT PTE. LTD.

Dated: February 16, 2023	By:	/s/ Chan Hoe Yin
Name: Chan Hoe Yin
Title: Authorized Signatory

GAMNAT PTE. LTD.

Dated: February 16, 2023	By:	/s/ June Long Shing Yuan
Name: June Long Shing Yuan
Title: Head, Asia Equities Research

SCHEDULE 13G
CUSIP No. 62459N 105		Page 8 of 9 Pages

LIST OF EXHIBITS

Exhibit	Description

A	Joint Filing Agreement